Exhibit 12.1

STATEMENTS RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Years Ended						Three Months Ended
	February 28, 2009		February 28, 2010	February 28, 2011	February 29, 2012	February 28, 2013	May 31, 2012	May 31, 2013

Income (loss) before income taxes	$(29,158	)(1)	$9,352	$(10,251)	$(41,826)	$(97,692)	$(29,601)	$(32,712)
Capitalized interest	$(399)		$(165)	$(137)	$(614)	$(134)	$(51)	—
Depreciation of capitalized interest	$343		$424	$343	$467	$353	$119	$28
Adjusted income (loss) before income taxes	$(29,214)		$9,611	$(10,045)	$(41,973)	$(97,473)	$(29,533)	$(32,684)
Fixed Charges:
Interest expense(2)	$40,185		$29,536	$41,586	$46,902	$75,987	$22,924	$19,305
Capitalized interest	399		165	137	614	134	51	—
Rental expense representative of an interest factor	2,700		3,300	3,100	2,890	1,279	129	173
Total fixed charges	$43,824		$33,001	$44,823	$50,406	$77,400	$23,104	$19,478
Adjusted income (loss) before income taxes plus fixed charges	14,070		42,612	34,778	8,433	(20,073)	(6,429)	(13,206)
Ratio of earnings to fixed charges	—		1.3	—	—	—	—	—
Deficiency of earnings to cover fixed charges	$29,214		—	$10,045	$41,973	$97,473	$29,533	$32,684

(1)	Includes pretax charges of $44.9 million related to the impairment of goodwill and trademarks associated with the Company’s purchase of Stabler.
(2)	The Company records interest expense on unrecognized tax benefits in the provision for income taxes. This interest is not included in the computation of fixed charges.